David Zhang Direct Dial: (852) 2912-2503 david.zhang@lw.com 瑞生國際律師事務所	41st Floor, One Exchange Square 8 Connaught Place, Central Hong Kong Tel: +852.2522.7886 Fax: +852.2522.7006 www.lw.com 香港中環康樂廣場八號交易廣場第一座四十一樓
September 23, 2010 CONFIDENTIAL VIA HAND DELIVERY Mr. Russell Mancuso / Mr. Geoff Kruczek Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
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File No. 045646-0004

Re:               Funtalk China Holdings Limited

Post-effective Amendment No. 9 to Form S-4 on Form F-3

Filed on September 23, 2010

File number 333-153492

Dear Mr. Mancuso and Mr. Kruczek:

On behalf of our client, Funtalk China Holdings Limited (the “Company”), we hereby file through EDGAR with the Securities and Exchange Commission (the “Commission”) the Company’s Post-Effective Amendment No. 9 to Form S-4 on Form F-3 (“Amendment No. 9”) solely for the purpose of filing a revised power of attorney on the signature page of Amendment No. 9.

In addition, set forth below are the Company’s responses to the Staff’s comments in a letter to the Company, dated September 16, 2010.  For your convenience, the Staff’s comments are repeated below in bold and followed by the Company’s response.

We are also sending courtesy copies of this letter to you by courier, together with a redline of Amendment No. 9 marked to show changes from the Company’s Post-Effective Amendment No. 8 to Form S-4 on Form F-3.

Michael S. L. Liu Simon H. Berry Joseph A. Bevash Kenneth D. C. Chan	Stanley Chow Raymond M. S. Kwok Jane M. S. Ng John A. Otoshi	Simon D. Powell Chun Fai Woo Cheung Ying Yeung	Registered Foreign Lawyers: Eugene Y. Lee (New York) David J. Miles (England and Wales) David Zhang (New York)

1.               Please tell us how you evaluated whether the information in your Form 6-K dated September 13, 2010 is required to be included in this registration statement. Given the securities to which this registration statement relates, it is unclear how you concluded that you are not required to include or incorporate such information. In this regard, please tell us the authority on which you rely to mandate separation of your Units. For example, what instrument that you have filed as an exhibit permits you to require such separation, and where have you previously disclosed your authority to do so.

Pursuant to Item 6(c) of Form F-3, the Company is not required to incorporate by reference all Form 6-Ks into its F-3.  Therefore, the Company did not incorporate by reference its Form 6-K dated September 13, 2010, which announced its initial plan to separate on a mandatory basis its Series A Units and Series B Units into their component instruments, the Ordinary Shares and the Warrants.

The Company’s plan to mandatorily separate its Series A Units and Series B Units into their component instruments is relevant to the Company’s Form F-3 to register its Ordinary Shares, Class A Warrants, Class B Warrants, Series A Units and Series B Units.  As such, the Company plans to incorporate by reference a Form 6-K it plans to furnish to the Commission on or promptly after September 27, 2010, when the mandatory separation of the Series A Units and Series B Units is expected to be effective. The Company will also file on such Form 6-K to be incorporated by reference any instrument (which is expected to be a form of amendment to the Unit Purchase Option Agreement) that has been amended as a result of the Unit separation.

The Company has determined that it is in the Company’s best interest to simplify its capital structure by removing the Unit classes of securities from its capital structure.  This determination was premised in large part on the conclusion that there is no benefit to the Company for maintaining its Unit classes.

The Company confirms to the Staff that there is no authority or instrument that prohibits the Company from separating its Series A Units and Series B Units into their component instruments.  A Unit is simply a bundle of securities consisting of the Company’s Warrants and Shares, and there is no instrument that defines or governs the Units, other than a physical certificate. Registered holders of Units receive a physical certificate of a Unit, a form of which has been filed with the Post-Effective Amendment No.5 to Form S-4 on Form F-1 (SEC File No. 333-153492). The certificate of  the Unit does not provide Unit holders with any rights in addition to their rights in the Company’s Ordinary Shares and Warrants, as disclosed in the section entitled “Description of Share Capital” of the Registration Statement.  Furthermore, no consideration will be paid to Unit holders for the mandatory separation of Units.

In order to effect the mandatory separation of Units and delist them from the OTC Bulletin Board, the Company has consulted the Financial Industry Regulatory Authority (“FINRA”), which oversees the OTC Bulletin Board.  FINRA will review the Company’s notification to it regarding the Company’s plan to mandate a  separation of the Units and, upon completion of  such review, will effect the delisting of the Units from the OTC Bulletin Board. Upon the effectiveness of the mandatory separation, each Unit holders’ account will be updated to reflect ownership of the Company’s Ordinary Shares and Warrants in lieu of the Units. The mandatory separation will not affect any Unit holders’ rights.

In addition,  pursuant to the Unit Purchase Option Agreements, holders of the Company’s Unit Purchase Options have contractual rights to purchase the Company’s Units, which consist of the Company’s Ordinary Shares and Warrants. Such Unit Purchase Option Agreements will be amended due to the Unit separation. As stated above, a form of the amendment to the Unit Purchase Option Agreement will be filed on the Form 6-K to announce the effectiveness of the Unit separation.

In response to the Staff’s comment, the Company has included an additional paragraph in the section entitled “Description of Share Capital” to disclose the Unit separation.

2.               Please provide the written acknowledgements at the end of this letter signed by the company. We note that the acknowledgements you provided are signed by counsel.

The Company will provide a separate letter signed by it and containing the written acknowledgments in the form of an acceleration request.

3.                In light of the multiple types of securities offered, please provide us your analysis how the document filed as Exhibit 24.1 that relates only to the registration of ordinary shares gives the attorney-in-fact appropriate authority to sign this amendment.

In response to the Staff’s comment, the power of attorney in Amendment No. 9 has been amended to provide the attorney-in-fact authority to sign the registration statement.

*                           *                           *

If you have any questions regarding this response letter and Amendment No. 9, please do not hesitate to contact the undersigned at (852) 2912-2503 or david.zhang@lw.com.

Very truly yours,

David T. Zhang

of LATHAM & WATKINS

cc:           Dongping Fei, Director and Chief Executive Officer, Funtalk China Holdings Limited
Kim Chuan (“Jackie”) Leong, Chief Financial Officer, Funtalk China Holdings Limited
Benjamin Su, Latham & Watkins LLP, Beijing